November 12, 2013

Re:     Acceleration Request for Allegion plc
Registration Statement on Form 10-12B (File No. 001-35971)

Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ajay Koduri, Esq.

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ordinary shares, par value $0.01 per share (the “Shares”), of Allegion plc, an Irish public limited company (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 12d1-2 under the Exchange Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective on November 14, 2013, or as soon as is practicable thereafter.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3986 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

Allegion plc
Block D, Iveagh Court
Harcourt Road
Dublin 2, Ireland

November 12, 2013

Re:     Acceleration Request for Allegion plc
Registration Statement on Form 10-12B (File No. 001-35971)

Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ajay Koduri, Esq.

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective on November 14, 2013, or as soon as is practicable thereafter.
The Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLEGION PLC

By:    /s/ Patrick S. Shannon
Patrick S. Shannon
Senior Vice President and Chief Financial Officer